Conseco Fund Group
              Form N-SAR for Annual Period Ended December 31, 2003

Sub-Item 77C.  Submission of matters to a vote of security holders.

     A special meeting of shareholders will be held on March 18, 2004, at which an Agreement and Plan of Reorganization by and between Conseco Fund Group and Managers Trust II will be voted upon. Pursuant to approval of the Agreement, the Fund will transfer all of its assets to a newly created Managers fund with substantially similar objectives and policies as the current fund in exchange for shares of that Managers fund.